UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

October 14, 2022
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

Divinópolis II is a 2.5 MW (AC) solar power plant to be located at the "Fazenda Córrego Sujo" Farm in the Divinópolis municipality, Minas Gerais State ("Project"). The Project will be connected to the CEMIG electricity distribution grid ("Project"), as established through the Brazilian Federal Law 14.300/2022.

This solar plant will be rented to a consortium, made up of residential and commercial customers for a period of 25 years.

The project is at Development Stage with Interconnection secured and a Land Lease fully executed with a 25-year term.

The estimated total cost of the project is 17.801.854 BRL (3.371.071 USD) with a projected IRR of 15,25% ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 2 LLC. through Energea Portfolio Holding Ltda.
Project Location	Divinópolis/MG, Brazil
Technology	Ground-Mounted Solar
System Size (AC/DC)	2.50 MW/ 3.13 MWp
Estimated Year 1 Production	6.418 MWh
Coordinates	20.100395° S 44.904237° W
Land Status	Rented
Project Status	Under Development
Useful Equipment Life (Years)	25

Stakeholders

SPE	Energea Triângulo Geração ltda.
Offtaker	Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea
EPC Contractor	T.B.D.
O&M Contractor	T.B.D.
Land Owner	Beraldo Ferreira

Uses of Capital and Project Economics

Project Hard Costs	15.674.876 BRL
Project Soft Costs	1.099.987 BRL
Developer Fee	500.000 BRL
Total Project Financing	17.274.863 BRL
Debt Funding	N/A
Equity Funding	17.274.863 BRL
Project IRR ($BRL)	15.25%

Project Review

SPE

The Project's Special Purpose Entity (SPE) was fully formed on July 25th, 2019, Energea Portfolio 2 LLC., through Energea Portfolio Holding Ltda., being the sole member of the company. The SPE General Information is described on Table 1.

Table 1 - SPE General Information
SPE	Energea Triângulo Geração Ltda.
Registered Office	1056 Uruguai Street, room 310, Sion District, Belo Horizonte Municipality - MG, Zip Code: 30.310-300
CNPJ	34.313.988/0001-60

Site

Beraldo Ferreira ("Landowner") owns the site for the project. Energea Triangulo Geração Ltda. entered into a Site Lease Agreement with the Landowner to secure approximately 7,0 hectares of the site on March 10th, 2022. The agreed monthly lease payment is 1,000 BRL per hectare from the beginning of construction and going forward. The values are adjusted on each contract year in accordance with the IPCA.

Design

The Project final design has not been defined yet. Nevertheless, it is expected to employ Energea's standard solution with bifacial solar modules manufactured by Longi, a Tier 1 solar manufacturer based in China and Sungrow or SMA String inverters.

According to the initial Energy Production Assessment, the Project is estimated to produce around 6,418 MWh/year with an AC Capacity Factor of 29.3%.

Interconnection

The Interconnection for the project is secured through the CUSD and CCER agreements signed on December 23th, 2021, between CEMIG Distribuição S.A. ("Utility Company") and Sociedade de Proposito Especifico Oeste Geracao de Energia LTDA. The CUSD and CCER Agreements were assigned to the Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea ("Offtaker").

On a distribution grid level, system modifications priced at 473,036 BRL by CEMIG will be necessary for the project's interconnection. The grid works involves the construction of 2,14 km of a 13,8 kV power line and adaptations on the distribution company substation.

Offtaker

The Offtaker is the Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea. The SPE and the Offtaker have signed an Equipment Rental Agreement on July 21st, 2022, which determines a monthly fixed price to be paid to the SPE. Both parties have also executed an O&M Agreement, that stipulates a variable remuneration to the SPE.

The consortium is made up of residential and commercial customers known as "subscribers". They may opt into and out of the program without penalty. In the case any subscriber does not make a payment, the Offtaker may replace them with another subscriber from the waiting list.
Table 2 - PPA Main Terms
Revenue Contract Term	25 years
Equipment Rental Price	305,556 BRL/mth
O&M Price	Variable
Resulting Energy Credit	650.92 BRL/MWh

EPC

The EPC contractor has not been selected yet. The SPE will do an RFP to price and scope the necessary works and, consequently, to select the EPC partner for the project.

O&M

The final O&M service provider has not been selected yet. The Contractor will be chosen and contracted in duly time, prior to the Project's COD.

Financial Analysis

The resulting nominal IRR, in US Dollars, of Divinópolis II is projected to be 15.25%, with an estimated payback of 7 years, 9 months, and 5 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented on Exhibit I.

The project's nominal IRR was stress tested on scenarios with a range of variations applied to the discounted price. The resulted average was an impact of negative 35.2 basis points per percentage point increased. Another test was conducted on the effects of the devaluation of the Brazilian Real currency towards the U.S. dollar, with it resulting in a negative 108.5 basis points per percentage point devalued.

Two macroeconomic assumptions are assumed within the financial model to better reflect the reality of Brazil's regional condition. For currency inflation, it was assumed a 4.00% year-to-year price readjustments for all years, apart from year 2022, which was defined at a 10.00% rate. On Foreign Exchange ("FX"), this model assumes a base rate of 5.25 $BRL / $USD in the month of June, resulted from the last 12-month average, being devalued month-to-month at a yearly 2.00% compounded rate.

Revenue

The source of the project's revenue is split in between two 25 years contracts with Energea's Consortium, an Equipment Rental Contract, with a fixed monthly price, with its value defined in Table 4, and an O&M Contract, containing a true-up mechanism with the goal of adjusting the overall revenue to match a target price per energy compensated.

In the case of Divinópolis II, the true-up formula first calculates the utility's energy credit value, after discounting the non-compensable taxes from the grossed up low voltage rates, and applies a fixed discount on it to extract the total on which to charge the consortium members. This method allows for a higher realized revenue in the project, as the basis for the application of the discount (the credit value) is lower than the utility tariff. It is, then, deducted from the collected billed amount the demand charge (TUSD up until the expected revision date of May 25th, 2023, and TUSDg thereafter, as a direct scenario where PL 5829/2019 passes is being accounted for), and the fixed monthly price of the Rental Contract. The result, if positive, gets collected by the SPE and, if negative, discounts the fixed monthly value of the Equipment Rental.

This analysis used a 30-day billing cycle to realize each month's revenue.
Inflation readjustments of both contracts are timed, in the model, with the utility's price refresh. Historically, CEMIG-D's rates tend to readjust once per year, in the month of May. Currently, the model uses as a basis for adjustment, the Brazilian Central Bank's 2020's target inflation rate of 4.00%, defined in the IPCA index, with the year 2023 assuming 15,00%. Energy inflation in Minas Gerais has been, historically, above IPCA, with CEMIG's last two years readjustments at 5.67% (2021 to 2022) and -0.01% (2020 to 2021). However, recently the cumulative total for the last 5 years of energy inflation has hit a below index mark, with it representing 32.2% versus IPCA's 33.7%.

Table 3 - Revenue Assumptions
Revenue Contract Term	25 years
Fixed Discount on Credit Value	15.00%
Rental Revenue Price	285,554 BRL / month
O&M Revenue Price	Variable
Resulting Energy Credit Rate	650,92 BRL / MWh
Energea's Rate (Taxes Discounted)	603,96 BRL / MWh
Demand Charge (TUSD rate)	17,50 BRL / kWac
Demand Charge (TUSDg rate)	10,00 BRL / kWac
Default Rate	3.00%

Operating Expenses

The model assumes the operating expenses as they are valued on Table 5.
All prices used on Table 5 are readjusted by IPCA, currently assumed at a 4.00% rate, once per year.

Table 4 - Operating Expenses Assumptions
Operations & Maintenance	5 reais per kWac	Paid by SPE
Land of Roof Rental	8,000 BRL / month	Paid by SPE
Insurance (GL & Property)	7,479 BRL / month	Paid by SPE
Banking & FX Fees	400 BRL / month	Paid by SPE
Site Security	5,000 BRL / month	Paid by SPE
Postage and Courier Services	100 BRL / month	Paid by SPE
Technical Services Reserve	7,611 BRL/ month	Paid by SPE
Travel	500 BRL / month	Paid by SPE
Utilities	500 BRL / month	Paid by SPE
Marketing Commission	5.00% of Revenue	Paid by SPE
Average OPEX per Month	61,454 BRL/ month	-
*On the energy compensated
**All values readjusted with IPCA annually.

CAPEX

For this analysis, it was considered, in the model, the latest EPC market prices.

As the project currently finds itself in a development stage, the standard assumption of 3% contingency on the EPC total is assumed as part of the total Soft Costs, alongside other expected budgeted items.

Lastly, an interconnection cost is assumed by the project. As described in the "Parecer de Acesso" document, page 3 item 1.3, the utility covers all the budgeted cost of 473,036.43 BRL. Energea opted for a third-party interconnection EPC, in order to speed up construction timing, at a total of 804,162 BRL, targeting only medium voltage construction.

Table 5 - Capital Expenditures Assumptions
	Brazilian Reais (BRL)		US Dollars (USD)
Acquisition Costs	500,000 BRL	0.16 BRL/Wdc	95,112 BRL	0.03 BRL/Wdc

Hard Costs	15,674,876 BRL	5.02 BRL/Wdc	2,969,377 USD	0.95 USD/Wdc
Solar Modules	6,717,864 BRL	2.15 BRL/Wdc	1,274,959 USD	0.41 USD/Wdc
Solar Inverters	966,336 BRL	0.31 BRL/Wdc	183,397 USD	0.06 USD/Wdc
Mounting Materials	2,645,029 BRL	0.85 BRL/Wdc	501,990 USD	0.16 USD/Wdc
Electrical Materials	1,558,635 BRL	0.50 BRL/Wdc	293,966 USD	0.09 USD/Wdc
Civil Materials	375,805 BRL	0.12 BRL/Wdc	71,068 USD	0.02 USD/Wdc
Engineering Drawings	303,758 BRL	0.09 BRL/Wdc	57,649 USD	0.02 USD/Wdc
Site Works	558,952 BRL	0.18 BRL/Wdc	105,549 USD	0.03 USD/Wdc
Electrical Work	1,570,378 BRL	0.50 BRL/Wdc	295,531 USD	0.09 USD/Wdc
Mechanical Work	415,673 BRL	0.13 BRL/Wdc	78,273 USD	0.02 USD/Wdc
Others	231,319 BRL	0.07 BRL/Wdc	43,490 USD	0.01 USD/Wdc
Interconnection	331,126 BRL	0.11 BRL/Wdc	63,504 USD	0.02 USD/Wdc

Soft Costs	1,099,987 BRL	0.35 BRL/Wdc	207,950 USD	0.07 USD/Wdc
Billing Software	15,000 BRL	0.01 BRL/Wdc	2,844 USD	0.00 USD/Wdc
Contingency	502,366 BRL	0.16 BRL/Wdc	95,117 USD	0.03 USD/Wdc
Entity Costs	13,000 BRL	0.01 BRL/Wdc	2,449 USD	0.00 USD/Wdc
Environmental Licensing	21,500 BRL	0.01 BRL/Wdc	4,070 USD	0.00 USD/Wdc
Independent Engineer	30,000 BRL	0.01 BRL/Wdc	5,660 USD	0.00 USD/Wdc
Insurance	109,121 BRL	0.03 BRL/Wdc	20,758 USD	0.01 USD/Wdc
Land Rental	104,000 BRL	0.03 BRL/Wdc	19,589 USD	0.01 USD/Wdc
Legal Fees	60,000 BRL	0.02 BRL/Wdc	11,395 USD	0.00 USD/Wdc
Marketing Channels	75,000 BRL	0.02 BRL/Wdc	14,103 USD	0.00 USD/Wdc
Spare Parts	170,000 BRL	0.05 BRL/Wdc	31,967 USD	0.02 USD/Wdc

Pre-COD OpEx	526,991 BRL	0.17 BRL/Wdc	98,632 USD	0.03 USD/Wdc

Total CapEx (All-In)	17,801,854 BRL	5.70 BRL/Wdc	3,371,071 USD	1.08 USD/Wdc

Taxes

Divinópolis II stands with an effective tax rate of 14.21%, compared with its gross revenues, with PIS / COFINS representing 3.65%, ISS at 0.08%, IRPJ at 7.60% and CSLL at 2.88%.

As the project contains an average EBT margin of 42.40% (after depreciation), it is benefited by the Presumed Profit tax basis as it locks the taxable income at 32% of gross revenue. The downside of adopting a Presumed Profit basis is the loss of 335,913.02 BRL in Net Operating Losses ("NOLs") and 1,498,769 BRL in PIS / COFINS tax credits. After running both scenarios, the model assumes that a Presumed Profit tax basis is more beneficial to be used in the SPE.

IOF tax is not assumed, given that all contributions, distributions, and intercompany transactions are done nationally, in between the SPE and the Brazilian holding company.

Indirect taxes are not charged to the SPE but are both paid indirectly through demand charge (as it's grossed up by both PIS / COFINS and ICMS) and deducted from the energy credit's value. Minas Gerais currently contains the lowest rates for indirect taxes, for Shared Generation projects, if compared with any other State, representing, for Divinópolis II, a total of 7.68% of the gross revenue and an annual average of 290,685.27 BRL.

Table 6 - Tax Assumptions
Direct Taxes
PIS / COFINS on Revenue	3.65% of Gross Revenue
ISS on Revenue	5.00% of O&M Revenue
Tax Basis	Presumed Profit
Taxable Income Basis	32.00% of Gross Revenue
IRPJ on Profit	15.00% of Taxable Income
Additional IRPJ on Profit (If monthly taxable income is greater than 20,000)	10.00% of Taxable Income
CSLL on Profit	9.00% of Taxable Income
IOF on Financial Transactions	NA

Indirect Taxes
PIS / COFINS on Demand Charge	5.50%
ICMS on Demand Charge	18.00%
Non-Compensable PIS / COFINS	46.96 BRL / MWh

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:
1.     Social Contract of Energea Triângulo Geração Ltda. and Amendments;
2.     Property Lease Agreement.

Issues List
Table 7 - Issues List
EPC Agreement	There's no EPC Agreement.
Revenue Agreements	There's no Revenue Agreements (Equipment Rental Agreement and O&M).

Contract Summary

Table 8 - SPE Social Contract and Amendments Summary
Contract	Social Contract of Energea Triângulo Geração Ltda.
Incorporation Date	July 25, 2019.
Structure	Limited Liability Company (Brazilian Limitada).
Quotaholder	Energea Portfolio Holding Ltda. (100%).
Management	Christopher Joseph Sattler; Antônio Carlos Nether Ferreira Pires.

Table 9 - Property Lease Agreement Summary
Contract	Property Lease Agreement.
Date	March 10, 2022.
Parties	Energea Triângulo Geração Ltda. - Lessee; Beraldo Ferreira and Nilda Maria Gomes Ferreira - Lessors; GVS Captações Imobiliária - Intervening Consenting Party.
Term	25 years from the signature date
Object	Lease of 7 hectares of a rural property in Divinópolis, State of Minas Gerais, with a total area of 146 ha.
Basic Rent	R$ 750.00/ha/month to the Lessors and R$ 250.00/ha/month to the Intervening Consenting Party.
Rent Payment	Monthly.
Surface Rights	Lessor has the obligation to provide the surface rights deed when requested by Lessee.

Documentation Checklist

Table 10 - Documentation Checklist
SPE	Social Contract	X
	National Registration	X
	Municipal Registration	X
Site	Site Photos	X
	Land Owner Documents	X
	Property Lease Agreement	X
Design and Application	Energy Resource Study
Preliminary Engineering
Interconnection	Parecer de Acesso	X
	Interconnection Contracts	X
Permit	Environmental License Waiver Certificate	X
Offtaker	Offtaker Credit Analysis	N/A
	Revenue Agreement Set	X
EPC	Selection of EPC
EPC Contract scoped and priced
O&M	O&M Agreement
Investment	Project Model	X

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Divinópolis II Project.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder

Date October 14, 2022